SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CALENDAR OF CORPORATE EVENTS
2012

11/14/2012

CALENDAR OF CORPORATE EVENTS
Company Name	Braskem S.A.
Central Office Address	Rua Eteno, 1561, Pólo Petroquímico de Camaçari, Camaçari-BA. CEP 42810-000
Website	www.braskem.com.br
Chief Financial Officer (CFO)	Name: Marcela Aparecida Drehmer Andrade
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9735 / +55 11 3576-9531
Fax: +55 11 3576-9532
Responsible for Investor Relations Area	Name: Roberta Pimphari Varella
E-mail: braskem-ri@braskem.com.br
Phone: +55 11 3576-9531
Fax: +55 11 3576-9532
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado da Bahia (BA) Jornal A Tarde (BA) Jornal Valor Econômico

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2011
EVENT	DATE
Accessible to Shareholders	03.14.2012
Publication	03.16.2012
Submission to BM&FBOVESPA	03.14.2012

Standardized Financial Statement (DFP), as of 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	03.14.2012

Annual Financial Statement, in 20F Form, as of 12/31/2011
EVENT	DATE
Submission to BM&FBOVESPA	04.30.2012

Reference Form, as of 12/31/2012
EVENT	DATE
Submission to BM&FBOVESPA	05.31.2012

Quarterly Financial Statements – ITR
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 1st quarter of 2012	05.10.2012
Referring to 2nd quarter of 2012	08.14.2012
Referring to 3rd quarter of 2012	11.08.2012

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Quarterly Financial Statements – ITR (in English)
EVENT – Submission to BM&FBOVESPA	DATE
Referring to 4th quarter of 2011	03.15.2012
Referring to 1st quarter of 2012	05.17.2012
Referring to 2nd quarter of 2012	08.17.2012
Referring to 3rd quarter of 2012	11.14.2012

Conference Calls (Optional)
EVENT	DATE
2011 National and International Conference Call	03.15.2012
1st Quarter of 2012 National and International Conference Call	05.11.2012
2nd Quarter of 2012 National and International Conference Call	08.14.2012
3rd Quarter of 2012 National and International Conference Call	11.09.2012

Public Meetings with Analysts
EVENT	DATE
Public Meeting with Analysts in São Paulo - SP / 2011 Results Hotel Grand Hyatt, Av. das Nações Unidas, 13.301 – 08:30 a.m. (Brasília time)	03.19.2012
Public Meeting with Analysts in Porto Alegre - RS / 2011 Results Hotel Sheraton , Rua Olavo Barreto Viana, 18 – Moinhos de Vento – 11:30 a.m. (Brasília time)	03.23.2012
Public Meeting with Analysts in Rio de Janeiro - RJ / 2011 Results Hotel Marriot, Av. Atlantica, 2600 – Copacabana - – 11:30 a.m. (Brasília time)	03.26.2012

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	02.11.2012 02.13.2012 02.14.2012 02.15.2012
Submission of the Call Notice to BM&FBOVESPA	02.13.2012
Submission of the Administrative Proposal to BM&FBOVESPA	02.13.2012
Extraordinary Shareholders’ Meeting	02.28.2012
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&FBOVESPA	02.28.2012
Publication of the Call Notice	05.25.2012 05.26.2012 05.28.2012 05.29.2012
Submission of the Call Notice to BM&FBOVESPA	05.24.2012
Submission of the Administrative Proposal to BM&FBOVESPA	05.24.2012
Extraordinary Shareholders’ Meeting	06.12.2012
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&FBOVESPA	06.12.2012
Publication of the Call Notice	07.28.2012 07.30.2012 07.31.2012 08.01.2012
Submission of the Call Notice to BM&FBOVESPA	07.27.2012
Submission of the Administrative Proposal to BM&FBOVESPA	07.27.2012
Extraordinary Shareholders’ Meeting	08.13.2012
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&FBOVESPA	08.13.2012
Publication of the Call Notice	11.15.2012 11.16.2012 11.17.2012 11.20.2012 11.21.2012
Submission of the Call Notice to BM&FBOVESPA	11.14.2012
Submission of the Administrative Proposal to BM&FBOVESPA	11.14.2012
Extraordinary Shareholders’ Meeting	12.04.2012
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&FBOVESPA	12.04.2012

2

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04.12.2012 04.13.2012 04.14.2012
Submission of the Call Notice to BM&FBOVESPA	04.11.2012
Submission of the Administrative Proposal to BM&FBOVESPA	03.28.2012
Annual Shareholders’ Meeting	04.27.2012
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&FBOVESPA	04.27.2012

Board of Directors’ Meetings
EVENT	DATE
Action Program 2012 - 2016	01.13.2012
Submission to BM&FBOVESPA	01.13.2012

Board of Directors’ Meeting	02.06.2012
Submission to BM&FBOVESPA	02.06.2012

Referring to Fiscal Year 2011	03.13.2012
Submission to BM&FBOVESPA	03.13.2012

Board of Directors’ Meeting	04.16.2012
Submission to BM&FBOVESPA	04.16.2012

Referring to 1st quarter of 2012	05.09.2012
Submission to BM&FBOVESPA	05.09.2012

Board of Directors’ Meeting	05.24.2012
Submission to BM&FBOVESPA	05.24.2012

Referring to 2nd quarter of 2012	08.13.2012
Submission to BM&FBOVESPA	08.13.2012

Board of Directors’ Meeting	10.16.2012
Submission to BM&FBOVESPA	10.16.2012

Referring to 3rd quarter of 2011	11.07.2012
Submission to BM&FBOVESPA	11.07.2012

Action Program 2013 - 2017	12.12.2012
Submission to BM&FBOVESPA	12.12.2012

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.